Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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The following is a transcript of the Grupo México third quarter 2010 financial results conference call held on Friday, October 29, 2010. A recording of the conference call will be available until November 8, 2010 at the following number in the U.S.: (800) 642-1687 and the following number outside the U.S.: (706) 645-9291. The conference ID # for the recording is 20161164.

GRUPO MEXICO S.A.B. DE C.V.
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GRUPO MEXICO S.A.B. DE C.V.
Third Quarter Earnings Conference Call
October 29, 2010
1:00 p.m. CT

Operator:	Good afternoon, thank you for holding and welcome to Grupo Mexico’s third quarter earnings conference call. With us this morning is Mr. Daniel Muñiz, Chief Financial Officer, and other executives of the company, who will discuss the financial performance of the company during the quarter; giving you a summary of the latest news and addressing any questions you might have at the end of the call.

Before we begin, I would like to remind you that information discussed on today’s call may include forward-looking statements regarding the Company’s results and prospects, which are subject to risks and uncertainties. Actual results may differ materially, and the Company cautions not to place undue reliance on these forward-looking statements. Grupo Mexico undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. All results are expressed in full US GAAP.

At this time, I would like to remind participants that your lines will be in listen-only mode until the question and answer session. Now, I will pass the call on to Mr. Daniel Muñiz.

Daniel Muniz Quintanilla:	Thank you. Good afternoon everyone and thank you for joining us for today’s conference call for the third quarter earnings. Joining me on

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this conference call we have Octavio Ornelas, the CFO of Grupo Ferroviario Mexicano, Jorge Pulido, head of investor relations and other executives of the Company. On today’s conference call, I will first briefly comment on the economic environment of this quarter and the main issues impacting the company’s profitability. Then, I will comment on our mining division’s most relevant results; to then pass the call on to Octavio who will explain the financial results of our transportation division. I will finally give you an update on our proposal to combine Southern Copper’s and ASARCO’s operations.

During the third quarter, metal prices improved significantly due to: robust demand largely driven by emerging markets; continuously declining inventories, and therefore a tight copper market; a weak dollar; and excess of liquidity entering into base metals. Consequently, during the third quarter of this year we experienced price recovery, but had increased volatility in the markets.

According to CRU, for the nine months of 2010, the world’s apparent use of copper grew nearly 10% compared to 2009, mainly explained by the recovery in usage of levels of copper in Japan, the European Union, and the US. At the same time, China continued with its purchases, leading to a decline in inventories, low treatment charges, and a positive arbitrage between LME and Shangai. These developments clearly evidence that we are moving towards a tight supply-demand balance and robust fundamentals for copper.

The average copper price for the quarter was $3.29 cents per pound, 24% above the $2.66 recorded in the same quarter of 2009. In recent weeks, we have seen important spikes in copper prices, reaching a year to date high of $3.87 per pound. This was aided as well by a copper ETF that was filed by J.P. Morgan and Blackrock, and then triggered by the return of risk appetite as

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corporate results in general have been positive. Molybdenum, which as you know is our main by-product, represented this quarter around 14% of our mining division’s sales. Moly prices have averaged $14.86 per pound, which is 8% below the average price in the second quarter of 2010, but 3% higher than prices in the third quarter of 2009. We see moly’s consumption coming back to the levels we had before the 2008 economic crisis. In addition, we hope to see higher prices as we expect to return to a deficit environment as the recovery of the energy, transportation and infrastructure sectors accelerate.

Now, turning Grupo Mexico’s financial highlights, we are happy to report that in the third quarter of 2010, our total consolidated revenue was a little north of $2 billion, increasing 42% year over year. Sales for the first nine months of the year amounted to $5.8 billion, which represents an increase of 75% year over year. This increase is mainly due to higher metal prices and higher copper production volumes, as a result of the initial production of the Cananea mine, combined with a significant increase of 28% in the revenues generated by our transportation division.

Cost of sales for the third quarter was $998 million, an increase of 42% on a year over year basis. This cost increase, of a little south of $300 million, is mainly explained by the incorporation of ASARCO, which alone, accounted for 76% of this increase. It was also affected by higher prices in several of our key inputs. Even as copper prices improve, the Company will continue with its efforts to reduce costs, improve productivity, and maintain consumption and expense discipline, with the goal of strengthening our position as one of the world’s leading low cost producers.

EBITDA in the third quarter was $963 million, with an EBITDA margin of 48%. This figure represents an important 39% year over year.

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EBITDA for the first nine months of 2010 amounted to $2.8 billion, a significant increase of 95% year over year, out of which $545 came from ASARCO. Net income in the third quarter was $452 million, an increase of 58% year over year. For the first nine months, net income grew 104% compared to the same period in 2009.

Now, talking a little bit about capex, in the first nine months our capital expenditures amounted to $364 million, out of which $300 were spent in the mining division, and $64 in the transportation division. In the transportation division, investments were made for the continued expansion of sidings and improvement of safety measures. Also, as a result of the solid performance so far this year in our transportation business, an extraordinary capex was approved of $170 million. This is for 2011. As you recall, during the second quarter, Southern Copper announced the approval of a 5-year capex program of $5.6 billion. This is to expand production and improve cost competitiveness. Out of that program, $3.8 billion will be spent in Mexico and 1.8 billon in Peru. The program considers a $2.1 billion investment to expand Cananea’s annual production. With respect to our Tía María project, which is the green field project we are currently building in Peru, the Company has provided the Peruvian government additional information on the project, which includes the possibility of using seawater. A decision by the government regarding the environmental impact study of this project is expected for the fourth quarter of this year. This would allow us to commence construction again in the first quarter of 2011 and production by mid-2012.

As of September 30th, the total consolidated debt amounted to $4.0 billion. With a cash balance of $2.8 billion, the Company’s net debt stands at $1.2 billion. The Company maintains a comfortable long-term debt amortization schedule and ample financial flexibility going forward. As

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you might recall, AMC secured a syndicated loan of $1.5 billion last December, which was used for the reorganization of ASARCO. As of September 30th, the Company had already pre-paid a total of $650 million of this loan and has a remaining balance of approximately $850 million. In addition, ASARCO fully prepaid its $280 million promissory note that was issued to the asbestos creditors. Therefore, ASARCO has no debt outstanding. Our current cash position, plus our cash generation capability will support all operational needs and capex expenditures going forward. It will also allow us to have ample room to explore additional value generating opportunities as they arise.

With respect to dividends, on September 10th we paid a dividend payment of $0.17 peso cents per share outstanding, which was equivalent to $105 million. For the third quarter, the Company’s Board approved yesterday a dividend payment of 25 peso cents per share outstanding. This will be paid in cash on November 12 and represents a disbursement of approximately $155 million.

Due to the increased volatility that I mentioned in the basic metals, we contracted swaps and zero cost collars for both Southern Copper and ASARCO. We entered into these contracts in order to reduce price volatility and protect a portion of the fourth quarter 2010 and 2011 sales volume. Combined, we have hedged around 70% of the expected production in the fourth quarter of this year and for next year. We have hedged around 51% of the estimated production in 2011.

Now turning to a quick overview of ASARCO, which as you know has completed three full quarters consolidating into Grupo Mexico again. We are happy to comment, that for the first nine months of the year ASARCO’s sales were $1.2 billion, a significant increase of 55% year over year. Cost of sales was $750 million, up 33% from the same period in 2009, although

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6% lower than the second quarter 2010. EBITDA was $545 million with an EBITDA margin of 44%. Net Income was $247 million, accumulated in the first nine months compared to only $1 million that we had for the same period 2009.

ASARCO’s copper mined production for the first nine months was 156 thousand tons, an increase of 12% over the same period 2009. This increase is due primarily to better ore grades at Mission and improved recoveries at Ray. ASARCO’s cash cost continues to reduce, lowering it to $1.19 for the first nine months, from $1.65 per pound of copper in 2009. This improvement is a result of greater productivity, better operating efficiency; in addition to better byproduct prices. Capital expenditures year to date amounted only to $12 million. However, as we mentioned in our last conference call, exploration and drilling continues at the Company’s mine [inaudible].

I will now mention the main developments at Southern Copper, but will try to keep this brief, as Southern Copper had its conference call earlier this morning. In the third quarter, Southern Copper’s Net Sales were slightly over $1.2 billion dollars; Cost of Sales was $543 million; EBITDA was $676 million, with an EBITDA margin of 54%; and Net Income was $365 million for the quarter.

In the third quarter, Southern Copper’s mine production of copper increased 4.1% year over year and 10.3% on a quarter over quarter basis, mainly due to the start of production at our SX/EW plant in Cananea, as well, we had higher ore grades and recoveries at all of our mines. Molybdenum reached a production of 5,000 tons in this quarter and an aggregate production year to date of a little north of 15,000 tons, increasing 12% year over year. Silver production was 6% lower and gold was up 17% year over year. Year to date cash cost after by-products

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[inaudible] was 14.5 cents per pound. This cash cost was 22 cents lower than the 36.9 cents per pound of cash cost recorded in 2009. This was mainly due to higher by-product revenues and continuing efficiencies in operating costs.

And with this, I will now pass on the call to Octavio, who will discuss the financial highlights of our transportation division.

Octavio Ornelas Esquinca:	Thank you very much Daniel and good afternoon everyone. In the next few minutes, I will talk about the main developments and results of our transportation division, represented by Infraestructura y Transportes México, (“ITM”), its principal subsidiaries being Ferromex and Ferrosur.

Regarding Ferromex, load volumes transported during the third quarter of this year, measured in net tons—kilometer, totaled 11.8 billion compared to 10.0 billion of the same period of last year, representing an increase of 17%. Cargo in the first nine months of this year, measured also in net tons—kilometers, amounted to 34.1 billion, an annual increase of 18%, and reached a record high in the number of rail cars transported and net tons/kilometers. In terms of rail cars, Ferromex transported 18% more cars than in the first nine months of 2009. The outcome of this sector showed a strong recovery during the first nine months of this year, so the number of tons/kilometers moved were 45% above those in the same period of 2009. As a result of the solid performance so far in the year, we have reviewed our forecast for this year. We expect to move 47 billion net tons/kilometers, instead of the initial estimate of 38.7 billion, representing an annual increase of 19.8%. In terms of revenue, the annual increase will be around 20%. Regarding Net Sales for the third quarter were $304 million; representing an annual increase of 28%. Net sales for the first nine months reached $870 million; a 31% increase due to higher load volumes, mainly, as I mentioned from automotive with 45% and

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intermodal traffic rose with 36%. Operating Cost for the third quarter amounted to $201 million, an annual increase of 28%. This increase is mainly attributable to increased freight volume, a 10% increase in the peso price of diesel, the damages related to hurricane Alex, along with exchange rate effects; all of which were partially mitigated by better performance of our locomotives. EBITDA in the third quarter of 2010 was nearly $93 million a significant increase of 39% year to date, with an EBITDA margin of 31%. In the nine months of this year, EBITDA reached $289 million, a 51% increase year over year, equivalent to 33% of net sales. Capital expenditures in the first nine months of 2010 amounted to nearly $67 million to improve infrastructure throughout its routes, modernize its operating systems for greater safety, and improve its commercial systems. As a result of the strong growth in 2010, the Board of Directors approved, in July, an extraordinary capital expenditure of US$170 million. Of which, US$100 million will be used to purchase 44 new late model locomotives and US$70 million to expand 8 current sidings and to build 17 new sidings. The locomotives have been ordered and we will begin to receive them in May 2011. The sidings expansion and construction began in October, taking advantage of the dry season, and are expected to begin operating in the first quarter of 2011.

I will now briefly discuss the results of our subsidiary Ferrosur, which currently does not consolidate with ITM.

Ferrosur’s total revenues in the third quarter were nearly $70 million, an increase of 20% year over year. Net sales in the first nine months reached $204 million; an annual increase of 24% yearly based. Load volumes transported during the third quarter of 2010, measured in net tons-kilometer, was 1.8 billion, an increase of 1.8% quarter over quarter and 3.7% on year over year. EBITDA during the third quarter was $19 million, an increase of 35% quarter over quarter, with an EBITDA margin of 28%.

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Accumulated EBITDA in 2010 amounted to $55 million, up 24% on a year over year with a margin of 26.8%.

Capital expenditures in the first nine months of 2010, amounted to nearly $12 million. In July 2010, Ferrosur purchased 9 late model locomotives to handle the current increase in volume, and they will be received this December.

I will now return the call to Daniel Muñiz.

Daniel Muniz Quintanilla:	Thank you, Octavio. To conclude I would like to give you an update on the proposal of merger or the combination of Southern Copper and ASARCO, and the Southern Copper Corporation board finally completed integration of professional independent directors committee to evaluate the AMC proposal on behalf of the public stockholders of Southern Copper Corporation. The special committee has retained independent legal and financial advisors to assist with this transaction and help the special committee with the evaluation of the proposal. We believe that the combination of Southern Copper and ASARCO will provide synergies, including cost reductions in operations, transportation, and overhead, and capital expenditure savings, which would benefit all stockholders of the combined entity. And with this, I think it’s better if we can open up the floor to questions. Operator, can you please open up the phone.

Operator:	At this time, in order to ask a question, please press star, then the number 1 on your telephone keypad; star 1 to ask a question and we’ll pause for just a moment to compile the Q&A roster.

And your first question comes from the line of Felipe Hirai with Merrill Lynch.

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Felipe Hirai:	Hi. Good afternoon, everyone. I have two questions. The first one is related to the investments that you have in GAP, in your — in your cash position. Can you just please comment, what are your intentions in making these investments? If you are going to have to reduce these investments, because as we understand, there is a bylaw that limits the — that an investor cannot have more than 10% of a stake in the company or, on the other hand, if you have any intentions to increase your participation on the company? Thank you.

Daniel Muniz Quintanilla:	Sure, Felipe. Thank you for the question. As I mentioned in our last conference call, we’ve invested in Grupo Aeroportuario del Pacifico. We currently own a little over north of 15% percent of the outstanding share capital. We started investing in the beginning of the 2008 economic crisis. We think it’s a great investment. We like the sector. We’ve made a good — an important return on our investment and the reason we filed the complaint lawsuit that you’re referring to, Felipe, is mainly because they have a clause in their bylaws that prohibits us having — owning more than 10% of the short capital of the company.

And when we acquired — I mean we went to the board meeting, they suggested that we — that we should sell the additional 5% that we own, so we just decided to ask a court to see whether that’s valid or not. But I mean, as you know, we have a good relationship with them. We’re participating with them as partners in the — in the Airport of the Riviera Maya, those being the oscillators; their own — they — GAP owning the majority of the specials of their vehicle of our consortium that we’re putting together for that project. And our investment in those three mean mainly we like the sector and we like the company.

Felipe Hirai:	OK, so can you comment any, at least on the intent to increase your participation in the company?

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Daniel Muniz Quintanilla:	I’m sorry; can you repeat the question please?

Felipe Hirai:	Can you comment if you have any intentions to increase the stakes that you currently own at GAP?

Daniel Muniz Quintanilla:	No, really, we’ve seen — what we said in the past, when we — I mean we look at this and the value creating opportunity for a treasury. So you know what we currently hold, a little bit south of $3 billion in our — in our cash position consolidated. And — I mean we’ve done it when we think that the market conditions are optimum to buy more shares. That’s what we’ve been doing.

Felipe Hirai:	OK and if I might ask a second question; could you just explain the reason why on the hedging side you have a higher percentage of your prediction hedged at ASARCO then you have at Southern Copper? Is there any particular reason for that?

Daniel Muniz Quintanilla:	Sure, absolutely. I mean let me just clarify the hedging position we have. We’ve hedged 100% of the production of ASARCO almost, for 2010. And for 2011, 83% of the production, for 2011 I meant. The reason we’ve more in ASARCO is because ASARCO has more spend with cost base, if you like. And we believe that it was important to secure these important margins for this quarter and to guarantee prices for the — for the next year.

So as our policy has been in the past; we’ve hedged in 2006, 2007, 2008, we have mined with it not, although the U.S. ASARCO was in Chapter 11 back then, but we’ve been trying to lock in important margins to be a credit to our shareholders.

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Felipe Hirai:	OK, thank you, Daniel.

Daniel Muniz Quintanilla:	Thank you, Felipe.

Operator:	Your next question comes from the line of Sergio Matsumoto with Santander.

Sergio Matsumoto:	Hi, Daniel, Octavio. I have a question; I have a couple of questions. One is on the capex and this is in relation to the transportation division in ASARCO. Octavio, I think you mentioned that the capex for this year, looks like a good chunk of it is going to come from the locomotives that you just ordered and they’re going to be delivered next year. So my question is does this capex; when does it hit the cash flow statement? Is it this year or is it next year? So could you please give us a guidance on what we can expect for capex in ITM for this year and next year? And

Octavio Ornelas Esquinca:	Thank you for sure. OK. This and yes. OK, Sergio. We have the approval of the increase in the capex. The capex — the first capex that was approved by the board was $140 million. Correct.

Octavio Ornelas Esquinca:	We almost have spent all that and we are on time. Next we have the second approval of $170 million. This 170 million; most of the money’s going to be spent next year. The locomotives will be delivered, 30 by the end of May and another 14 by the end of September; by the end of September and that’s when we have to pay for them. And the sidings, we already began building the sidings both for this year. Out of the 70 million, this year we will spend, at the most, $10 million of those 70 million, so most of the expense will occur next year.

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Sergio Matsumoto:	OK. OK, that’s helpful. And I guess still remaining — well, in the — in the capex you know ASARCO side, it seems that the capex keeps getting smaller each year. I mean in 2008 it was 96 million, last was 53, this year so far you only 20. Like why does it keep coming down? Does it have to do with the merger that you’re trying to do with Southern Copper side of operation? Can you explain what to expect in the capex ASARCO?

Daniel Muniz Quintanilla:	Sure, absolutely, Sergio. Well first of all, I mean let’s just remember that ASARCO was in Chapter 11 for five years. So we took control really by the end of last year or just really the beginning of this year. So it has been getting more and more, not because there’s no need for capex. I mean there’s an important relation program.

During this five years ASARCO was in Chapter 11. There wasn’t a lot of exploration conducted at the — at our mines, so there’s — we begin — we have begun with our program of exploration in our mines and with very important results. We think the reserves could be increased substantially, just with the preliminary work. So there’s an important amount that we are going to invest in exploration capex.

In terms of maintenance, we’ve already ordered additional trucks and there’s a lot of work to be done in terms of projects. I mean Silver Bell, as you know, is one of our most efficient mines in the United States. That’s one of our mines that we owned with its sweep between 25% of it. And there’s an important probability that we can triplicate production there.

So there’s a lot of projects that we are working on. It’s just that we’ve just regained control of the company, as I said beginning of this year or the end of last year, December 2009. So we’ve been spending a lot of time, really, on planning and on reorganizing the company in order to fit the,

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again, their organizational structure and cost containment the way we have in Grupo Mexico’s companies.

Sergio Matsumoto:	OK that’s helpful. And lastly, going back to the transportation division, Octavio, you mentioned in the past too that load volume could grow this year, 16% compared to last year. Are you still comfortable with that figure?

Octavio Ornelas Esquinca:	In load? You mean load volumes?

Sergio Matsumoto:	Load volumes, yes.

Octavio Ornelas Esquinca:	Yes. We are expecting, as I mentioned, 19.8, 20 percent increase for the year. We are expecting that the figure will be 47 billion met tons kilometers instead of the initial estimate of 38.7 billion. Yes, we feel confident we will reach that figure.

Sergio Matsumoto:	OK, thank you very much.

Operator:	Your next question comes from the line of Taras Shumelda with American Century.

Taras Shumelda:	Good afternoon. Wanted to go back a little bit to the hedges. Can you talk a little bit about the copper price expectation that you have and, yes, basically, maybe starting with that, the copper price expectation.

Daniel Muniz Quintanilla:	Sure. I mean for the reasons that I mentioned in the conference call, we feel positive of the copper price. I mean we think that fundamentally there’s going to be a lack of supply next year and demand will keep on growing. And that is consistent with CRU, with Group

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Count, International Copper Study Group and most of the analysts in the Street.

However, there’s been an important amount of liquidity in the sidelines that are being invested in the base metals, including, copper. There’s been economic circumstances that have happened in the past, like the expectations of quantitative easing; therefore the position of the dollar, et cetera. So we haven’t seen, in a long time, I guess it’s been eight to seven months, that the copper prices that we saw this past month, so we really took advantage of that and locked in some of the profits, mostly with collars. I’ll be happy to give you the breakdown with that included in the earnings report.

But for example, for Southern Copper, we only hedged 11% in swaps and we think that by hedging we are being responsible, locking in certain margins, reducing the volatility and if copper prices keep on growing, as we hope that they do and we expect that the fundamentals trigger increase — additional increases in copper prices, the rest of the production will be — will be there to take advantage of that. So that’s the really the way —if that’s your question; that’s really the way we look at hedging in the group.

Taras Shumelda:	OK, thank you. Then the second question, if I may, in the press release it does mention that Cananea has restarted production, full capacity, with 180,000 tons is expected by — well the — I guess that’s the run rate, by February 2011. Can you give us a number of what it was in the third quarter and what you are seeing in the fourth quarter in terms of the run rate?

Daniel Muniz Quintanilla:	Let me pass that around to Raul Jacob, he’s the head of investor relations at Southern Copper. He’ll be happy to answer that one.

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Raul Jacob:	Good afternoon. Yes, for the fourth quarter the estimated production for Cananea, is 15,000 tons. We were — we are expecting 20,000 tons in total for the year; five of those are already in the third quarter’s results, so we’re 15 more to go to our annual goal for 2010.

Taras Shumelda:	OK, thank you. And then just thinking about Cananea kind of on a two, three-year review; what is the capacity of that mine? If everything goes, and I realize; I’m not taking that as a guidance or any, but just for me to understand, like what is the potential of that mine? If everything goes the way you want it to go, what can that mine produce?

Daniel Muniz Quintanilla:	First of all, that’s a mine that has approximately 50% of our reserves. As you know, Southern Copper has the largest reserves in the world. That is a great deposit and well, we believe that it could be up and running, 100% of its capacity from February this year. We think that we can increase 400 and currently it’s 180,000, the production capacity of Cananea. We could increase that to 415,000- 450,000 tons, which is an increase of 150%.

To give you an example, that will — that would go from 180; I’m sorry, plus 270. That would 450, it’s a little, so that is the potential that we see and that is a project that we’re working on currently and obviously that’s going to be beyond through phases and five years.

Taras Shumelda:	OK. OK, so it’s over five years, OK. OK.

Daniel Muniz Quintanilla:	Oh, no, it’s just right.

Taras Shumelda:	OK. And then finally, if — just real quick on the operating costs or cost per pound, ignoring the byproduct credits, what is the run rate on operating costs, say relative to PPI or relative to CPI right now?

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Raul Jacob:	Well, we’re seeing some cost inflation in our product. Just keep in mind that last year was a year of very, very hard recession, so most of our suppliers reduced their prices significantly to keep their business with us and with some other mining companies. This year we’re seeing a bouncing back on that, but if we — you take operating costs; they just increased 2% this quarter and the one — the third one of 2009, so we don’t see significant cost inflation at this point.

Obviously, if fuel prices go up, we will have — that will hit us directly, but that’s the kind of cost that we’re most concerned at this point; power and fuel. Dealer costs are — seem to be under control and once we receive additional production from Cananea, our cash costs before byproduct credits will go to a lower level, because that’s a production that we will get at a much lower cost than — that were average costs for copper.

Taras Shumelda:	And then one last question if I may; with respect to your cash operating costs, and this is ignoring ASARCO, so this is just looking at Peru and Mexico. What percent of your cash operating cost is in local currency and what percent is either in FX or linked to FX?

Raul Jacob:	In both Mexico and Peru, about 40% of local — total cost; it’s in local currency. So you could say 20% in pesos and 20% in Peruvian nuevos soles.

Taras Shumelda:	OK, thank you.

Daniel Muniz Quintanilla:	Thank you.

Operator:	Your next question comes from the line of Rodrigo Heredia with IXE.

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Rodrigo Heredia:	Hi, everybody. I don’t know if you already answered this question, but do you have an estimate regarding the amount of production that we can see next year, coming from Cananea?

Daniel Muniz Quintanilla:	Yes. I mean what we said, Rodrigo, just to recap, is that our estimate for the fourth quarter is 15,000 tons. We’ve already produced 5,000 tons. This comes all off electrolitical capping, which is from our SX/EW facilities. And for next year, probably 180,000 tons of capacity and we’re going to miss a couple of months. We are expecting a little bit north of 150,000 tons.

Rodrigo Heredia:	OK, thank you. One more; the — there is a reason or what is the reason for GMexico not declare any dividend?

Daniel Muniz Quintanilla:	Well, I think you missed that we did declare dividends, and actually we increased the dividends. As you’ve seen in the past, our dividend — our dividend for the last three quarters has been around 17 peso cents — 17 peso cents per share outstanding and then we increased that to 25 cents per share outstanding.

Rodrigo Heredia:	Oh, OK. Thank you so much.

Daniel Muniz Quintanilla:	That’s good and it’s in our earnings report.

Rodrigo Heredia:	OK.

Operator:	Your next question comes from the line of Rene Kleyweg with UBS.

Rene Kleyweg:	Sorry for the background noise. I was just wondering if you could give me an update on the process. We’re waiting for the recent ruling in terms of the merger of Ferromex and Ferrosur, but is there anything that you can

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do to expedite? Is there anything that you can — you know is there a — is there — can this take another six months? Can it take another 12 months? Is there anything that you can do proactively to speed things up?

And then a second question was on the — on the railways sites; one, if there’s any guidance for 2011 volume growth and with the locomotives, the initial — the additional orders being placed, is that — is that really for — is it all for growth or is it also about modernizing the locomotive fleet? Thank you.

Octavio Ornelas Esquinca:	OK. On your first question, regarding the merger of Ferromex/Ferrosur or we should say on the concentration by ITM of Ferrosur, well we — as I mentioned to you before, on May 12 of this year, the Federal Court of Justice on Tax and Administrative Maters resolved as approved the acquisition of Ferrosur by ITM. The notification to the parties was just released in the second week of October and COFECO, the anti-trust commission has 15 days to submit a revision reserve if it wants to challenge the ruling. We are right now in that time period, so we might expect 6 days once we challenge; they should do it by next week, OK? And we will be notified, but if they appeal, the issue will be decided in another tribunal, which is called the Federal Court Circuit Court and that will take, we think, no more than six months, OK? That’s the — that is that.

Regarding the volume growth for 2011, in carloads — in carloads, we are budgeting an increase; it’s very preliminary, of around 6% — 6%. Revenue growth is higher than that 6%, of course, because of the pricing that we — the pricing power that we are having right now. And regarding the locomotives, no. They — our intent to cover the new traffics — the new — the new traffic — the — increasing the traffic that we are having. We already are having that. Right now [inaudible] — rating — leasing in the market many locomotives from different parties and that’s the way we kept

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— are handling right now all the cargo, the increasing cargo. We are going to replace such leasing locomotives with the new ones.

Operator:	Your next question come from the line of Lydia Castilla with Itau.

Claudia Medina:	Hi, gentlemen. Good afternoon. It’s actually Claudia Medina from Itau Asset Management. My question is regarding strategy, please. Now you have clearly stated that you are of course interested in going for the construction portion of the Riviera Maya Airport, so my question is regarding the investment in GAP. I mean in the past you have repeatedly said that this was only a treasury investment; now it no longer appears so. It would all make sense, of course, if you guys — well if GAP wins the Riviera Maya Airport. What happens if they don’t? Would you divest your 15%? Would you pursue the legal process to keep accumulating shares? What is the outlook there please? What do you really intend to do with that investment for the long run?

Daniel Muniz Quintanilla:	Sure, Claudia. Thank you for the question. Well first of all, the strategy of Grupo is, first of all, continue developing organically the growth of its mining division, which as you know, it’s the most substantial part of the business. And that, given — having the largest resource in the world and by the integration of ASARCO and Southern Copper, therefore [inaudible] synergies could be generated. That’s on the leg, if you like, of the mining business.

In transportation division, we’re continually growing. Octavio just explained what we’re doing in terms of capex, additional capex, — I mean we’ve exceeded records, as Octavio pointed out, this quarter with ASARCO as our competitors, et cetera, so we’re going to keep on doing that. In the terms of infrastructure, yes, we’ve been involved in the construction business. That is probably very small compared to the rest of

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the group. We think that there’s opportunities in infrastructure to develop those businesses and that’s what we’re going to pursue and, on a project by project basis, with obviously important IRRs, et cetera.

Regarding GAP, we’ve obtained an important return on our investment, as we acquire most of the shares while the economic crisis of 2008, 2009. And we are participating in the Riviera Maya with GAP as a partner, because we think that airports are a good investment as part of our infrastructure portfolio. Whether we are not awarded with the Riviera Maya project, will we sell our GAP shares? No. I mean this is a treasury investment. We have it there. It’s a — we think it’s a good investment and we like the business. We like the dividend policies they have. We like the important EBITDA margins they have. And that’s probably it, I don’t know if that answers your questions, Claudia.

Claudia Medina:	Well the question is, also, do you plan to keep accumulating or not? I mean, again, at first this was supposed to be a treasury investment, but going to court to retain your 15%; it’s an awful lot of trouble to go through for just the treasury investment, so do you intend at some point to significantly increase your stake in that company?

Daniel Muniz Quintanilla:	I mean, again, we’ve done this very opportunistically, as an investor, in that we based — we went to court basically because under their bylaws we — no shareholders could own more than 10% and if it does there are some rights, like receiving dividends, voting, what have you, that under the current bylaws, so you cannot exercise. So what we’re asking is clarification on that point and that is where we are. At this point that is — that is what we’re doing.

Claudia Medina:	OK. Thank you so much.

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Daniel Muniz Quintanilla:	Thank you.

Operator:	Your next question comes from the line of Jim Drury with AIG.

Jim Drury:	Hi, thanks. And thanks for taking the time and the call. I have a question about the same sort of issue, but really going back to what you said, Daniel, about the special committee and the potential combination on the Southern Copper side; it sounds like you’re still in the early stages. I wanted to know if you had any idea in terms of the timeline of that. I mean is the special committee — you expect that to move forward this year? Is that first quarter of next year; second quarter next year? That was the first question; timeline on that.

And then the second question is have you given any — have you had a chance to give any additional thought to what happens to the Southern Copper bonds in the combination; whether they’ll stay outstanding and whether you intend to keep them rated?

Daniel Muniz Quintanilla:	Sure. Sure, Jim; thank you for your questions. So let me start with the timeline issue. Well and of course it took some time, almost a quarter for the special committee to assemble and to retain financial and legal advisors. I mean they have — I understand they have to either approve and interview firms and what have you. So that happened already; that took a quarter. We think that the timeline, obviously dependent on the due diligence, the amount of due diligence that financially and legally the special independent board wants to undertake and obviously they’re — we’ve put together a data room, et cetera. You know how those transactions work. So there’s no specific date. However, we do think that it’s something that could be accomplished by the first half of next year.

Jim Drury:	OK.

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Daniel Muniz Quintanilla:	Regarding to the bonds; no, they’ll remain as standing.

Jim Drury:	OK.

Daniel Muniz Quintanilla:	Bonds will remain outstanding and at this point that’s the way we’re looking at our transaction. Southern Copper will remain as an independent and separate entity from ASARCO and from Americas Mining Corporation. It will just be de-listed, if you like, and be part of a listed, greater entity called Americas Mining Company, which will be the NYSE, Lima and Mexico-registered company. But as a bondholder, you should pretty much stay in the same.

Jim Drury:	OK. Thanks, Daniel.

Daniel Muniz Quintanilla:	Thank you, Jim; good to hear from you.

Operator:	Your next question is a follow-up question from Taras Shumelda with American Century.

Taras Shumelda:	I’d like to return to the airport strategy and just generally to the, I guess opportunistic investment strategy. With respect to the airport itself, you already said it’s opportunistic; are there any of the airports in the — I’m not very well familiar with GAP, so forgive me if it’s too basic of a question. Are any of the airports that GAP operates of any sort of operational and strategic importance to you?

Daniel Muniz Quintanilla:	Well, I mean other than this is a business that is not totally complementary or that creates all the synergies of what we currently have, if you look at it from an operations point of view, as opposed to Riviera Maya, where building — where building makes a lot of sense for our

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construction company. I mean GAP just has airports — their main airport is Guadalajara. That’s one. And we do have a very important operation hub in Ferromex in Guadalajara. That’s probably what you’re asking, but that’s not the rationale for our investment there.

Taras Shumelda:	OK. And then — thank you. And then a second question along those lines, you already mentioned GAP was an opportunistic investment. Do you have any sort of internal risk measurement parameters or risk management parameters that would say if you are going to pursue an opportunistic investment, here’s either the absolute size of capital, the maximum that you are willing to commit, or percent of excess capital; in other words, some sort of a metric, a safety valve, a stop-gap of sorts that is quantifiable that we could use for you know our analysis purposes?

Daniel Muniz Quintanilla:	Well I mean yes, of course. Of course, I mean here, I mean just to put it in perspective, I mean we have nearly $3 billion in cash; we invested 200 million to — in the shares that we currently own and I think it’s important to put this into perspective. And really I mean that’s the reason we’ve done this as part of an investment. We’ve obtained more than 65% of our return on our investment and that’s the way we look at it now. We like the business and we like the sector, as — also, as I pointed out.

Taras Shumelda:	Let me play a little bit of a devil’s advocate with you, if I may. You already mentioned about the five-year plan on Cananea. Why not bring it forward? Why not put more resources at it and reinvest the cash that way? Or are you telling — or are there any technological constraints or are you actually seeing GAP being a better opportunity than your core business?

Daniel Muniz Quintanilla:	No, no, no, absolutely not. I mean I think we’re — I mean let me just try to clarify. Grupo Mexico is the owner of Southern Copper; 80%. Southern Copper has its own cash, its own debt, its own cap — I mean

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capex program going forward. And unfortunately in the mining industry, you cannot undertake projects and put production out there, as easy as it sounds when we talk about it in the conference call.

Taras Shumelda:	I understand that now.

Daniel Muniz Quintanilla:	Undertaking this kind of project, as you can see can — from the Tía María project; I mean that’s a $1 billion — well $934 million project in the southern part of Peru, well then we have our funds there. We went to the market, with $1.5 billion and — at the beginning of the year, in April and we have not been able to extend and develop that project as fast as we would like to, based really on the reality of the mining — of the mining industry. And same thing happens with Cananea. I mean — you could invest as much as you want every year, just because — I mean GAP; the $200 million we invested in GAP will not change the development of any projects at the Southern level, which is Southern Copper.

Taras Shumelda:	OK, thank you.

Daniel Muniz Quintanilla:	Thank you.

Operator:	And again, if you would like to ask a question, please press star then the number 1 on your telephone keypad. And your next question is a follow-up question from the line of Rene Kleyweg with UBS.

Rene Kleyweg:	Hi, gentlemen. Thanks again. The timeframe for the GAP legal filings; do you have any — can you quantify that at all in the same way that you quantified the independent committee for the AMC transaction? And secondly, just to clarify on Caridad in terms of the resolution there; were there any concessions at all that were made to the workers or was this just taken care of by government enforcement agencies?

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Daniel Muniz Quintanilla:	Sure. Well first of all, on GAP, it’s you know the legal system in Mexico, as in the U.S., we just saw that in ASARCO. It’s very uncertain and we have no specific timeline. Turning to Cananea, Rene, to — and it’s Caridad; I apologize. I mean well first of all I just want to say that operations are back to normal. This was really caused by a very small group of people that were unhappy with the way these issues have been issued in terms of the whole legal environment with the mining union.

And second, we were able to sell concentrate — as I pointed out in the morning — in Southern Copper’s conference call, at a very important premium due to very outstanding market conditions. So, no, I mean there’s no concessions. It was mainly an illegal road blockage which happened there.

Rene Kleyweg:	Thank you.

Daniel Muniz Quintanilla:	Thank you.

Operator:	And at this time there are no further questions. Do you have any closing remarks?

Daniel Muniz Quintanilla:	Yes. Well I would just like to thank everyone for their interest and participation in Grupo — in our conference call and in their interest in Grupo Mexico and look forward to having them in our next conference call, which will be scheduled until 2011 for the full year results. And again, thank you very much.

Operator:	This concludes today’s conference call. Thank you for your participation. You may now disconnect.
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